SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of the (i) Unaudited Condensed Consolidated Financial Statements of Telecom Argentina S.A. as of September 30, 2021, and (ii) Telecom Argentina S.A.´s Operating and Financial Review and Prospects as of September 30, 2021

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of September 30, 2021

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$98.74 = US$1 as of September 30, 2021

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 AND 2020

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		September 30,	December 31,
ASSETS	Note	2021	2020
Current Assets
Cash and cash equivalents	2	17,071	25,374
Investments	2	8,220	8,960
Trade receivables	3	19,941	25,962
Other receivables	4	6,250	7,554
Inventories	5	3,349	5,098
Total current assets		54,831	72,948
Non-Current Assets
Trade receivables	3	84	81
Other receivables	4	2,944	2,191
Deferred income tax assets	13	530	564
Investments	2	2,779	2,947
Goodwill	6	344,644	345,008
Property, plant and equipment	7	409,778	439,448
Intangible assets	8	133,760	142,472
Right of use assets	9	29,168	24,341
Total non-current assets		923,687	957,052
TOTAL ASSETS		978,518	1,030,000
LIABILITIES
Current Liabilities
Trade payables	10	43,946	53,904
Financial debt	11	66,696	56,978
Salaries and social security payables	12	16,568	19,634
Taxes payables	14	13,470	5,121
Dividends payables	2	324	-
Leases liabilities	15	5,226	4,569
Other liabilities	16	2,830	2,824
Provisions	17	1,907	2,214
Total current liabilities		150,967	145,244
Non-Current Liabilities
Trade payables	10	1,313	3,353
Financial debt	11	182,011	217,213
Salaries and social security payables	12	1,399	1,151
Deferred income tax liabilities	13	127,494	109,120
Taxes payables	14	-	7
Leases liabilities	15	12,162	9,540
Other liabilities	16	1,559	1,584
Provisions	17	9,034	10,220
Total non-current liabilities		334,972	352,188
TOTAL LIABILITIES		485,939	497,432
EQUITY
Equity attributable to Controlling Company		484,846	523,804
Equity attributable to non-controlling interest		7,733	8,764
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		492,579	532,568
TOTAL LIABILITIES AND EQUITY		978,518	1,030,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2021	2020	2021	2020
Revenues	21	96,254	102,190	292,983	317,476
Employee benefit expenses and severance payments	22	(21,876)	(18,876)	(60,347)	(58,958)
Interconnection and transmission costs		(3,415)	(4,149)	(10,678)	(11,702)
Fees for services, maintenance, materials and supplies	22	(11,040)	(10,760)	(33,448)	(33,312)
Taxes and fees with the Regulatory Authority	22	(7,371)	(7,758)	(22,602)	(24,046)
Commissions and advertising		(5,547)	(6,027)	(16,530)	(17,536)
Cost of equipment and handsets	22	(4,675)	(3,813)	(14,752)	(11,033)
Programming and content costs		(6,318)	(6,047)	(20,031)	(20,805)
Bad debt expenses	3	(1,960)	(3,223)	(5,362)	(12,019)
Other operating expenses	22	(5,595)	(6,559)	(13,835)	(14,543)
Depreciation, amortization and impairment of fixed assets	22	(33,070)	(29,195)	(94,213)	(83,954)
Operating (loss) income		(4,613)	5,783	1,185	29,568
Earnings from associates	2	84	213	210	567
Debt financial results	23	7,947	(10,578)	21,219	(31,514)
Other financial results, net	23	2,328	5,919	9,371	11,336
Income before income tax expense		5,746	1,337	31,985	9,957
Income tax expense	13	(2,894)	(6,459)	(30,960)	(11,861)
Net income (loss) for the period		2,852	(5,122)	1,025	(1,904)

Attributable to:
Controlling Company		2,549	(5,370)	358	(2,508)
Non-controlling interest		303	248	667	604
		2,852	(5,122)	1,025	(1,904)

Earnings (losses) per share attributable to Controlling Company - Basic and diluted	1.d	1.18	(2.49)	(0.17)	1.16

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2021	2020	2021	2020

Net income (loss) for the period	2,852	(5,122)	1,025	(1,904)

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,678)	199	(4,132)	(1,162)
NDF effects classified as hedges	74	71	229	(459)
Income Tax effects on NDF classified as hedges and others	(20)	(33)	(74)	112
Other comprehensive (loss) income, net of tax	(1,624)	237	(3,977)	(1,509)

Total comprehensive income (loss) for the period	1,228	(4,885)	(2,952)	(3,413)

Attributable to:
Controlling Company	1,326	(5,034)	(2,679)	(3,601)
Non-controlling interest	(98)	149	(273)	188
	1,228	(4,885)	(2,952)	(3,413)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjust-ment	Contri-buted Surplus	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital invest-ments	Facultative (2)	Facultative reserve for future dividends payments	Other compre- hensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non- controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2020	2,154	126,464	365,267	7,261	2,798	9,466	70,779	2,915	(5,515)	(1,214)	(11,539)	568,836	8,892	577,728
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	-	-	-	-	-	(3,341)	(8,134)	-	-	-	11,475	-	-	-
- Reserves reallocation	-	-	(18,832)	-	-	(6,125)	18,832	6,125	-	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	-	-	-	(494)	(494)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (4)	-	-	-	-	-	-	-	-	-	30	-	30	-	30
Comprehensive income:
Net (loss) income for the period	-	-	-	-	-	-	-	-	-	-	(2,508)	(2,508)	604	(1,904)
Other comprehensive loss	-	-	-	-	-	-	-	-	(1,093)	-	-	(1,093)	(416)	(1,509)
Total Comprehensive loss	-	-	-	-	-	-	-	-	(1,093)	-	(2,508)	(3,601)	188	(3,413)

Balances as of September 30, 2020	2,154	126,464	346,435	7,261	2,798	-	81,477	9,040	(6,608)	(1,184)	(2,572)	565,265	8,586	573,851

Balances as of January 1, 2021	2,154	126,464	346,435	7,261	2,798	-	55,300	-	(7,551)	(1,165)	(7,892)	523,804	8,764	532,568
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	-	-	-	-	-	-	(7,827)	-	-	-	7,827	-	-	-
- Reserves reallocation	-	-	(16,049)	-	-	-	16,049	-	-	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	-	-	-	(758)	(758)
Resolutions of the General Extraordinary Shareholders’ Meeting held on August 11, 2021:
- Dividends (5)	-	-	-	-	-	-	(36,312)	-	-	-	-	(36,312)	-	(36,312)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment (4)	-	-	-	-	-	-	-	-	-	33	-	33	-	33
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	358	358	667	1,025
Other comprehensive loss	-	-	-	-	-	-	-	-	(3,037)	-	-	(3,037)	(940)	(3,977)
Total Comprehensive loss	-	-	-	-	-	-	-	-	(3,037)	-	358	(2,679)	(273)	(2,952)

Balances as of September 30, 2021	2,154	126,464	330,386	7,261	2,798	-	27,210	-	(10,588)	(1,132)	293	484,846	7,733	492,579

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(3) Corresponds to non-controlling interest of Núcleo.

(4) On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors. This transaction has an impact of $137 in Other deferred under Equity Attributable to Controlling Shareholders in the unaudited consolidated financial statements. For further information, see Note 28 to these unaudited consolidated financial statements.

(5) See Note 2.b)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Nine-month periods ended September 30,
	Note	2021	2020
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the period		1,025	(1,904)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		7,215	12,903
Depreciation of property, plant and equipment	7	75,712	66,648
Amortization of intangible assets	8	10,532	10,986
Amortization of rights of use assets	9	6,862	5,893
Earnings from associates	2.a	(210)	(567)
Disposals of fixed assets and consumption of materials		1,542	598
Financial results and others		(32,911)	13,990
Income tax expense	13	30,960	11,861
Income tax paid (*)		(1,528)	(1,735)
Net increase in assets	2.b	(13,087)	(16,581)
Net increase in liabilities	2.b	4,364	7,358
Total cash flows provided by operating activities		90,476	109,450
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(48,892)	(49,930)
Intangible asset acquisitions		(1,791)	(2,191)
Proceeds from dividends	2.b	211	70
Proceeds from the sale of property, plant and equipment and intangible assets		80	-
Investments not considered as cash and cash equivalents net acquisitions		(34,223)	(19,905)
Total cash flows used in investing activities		(84,615)	(71,956)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	43,317	61,182
Payment of financial debt	2.b	(30,653)	(87,738)
Payment of interests and related expenses	2.b	(20,072)	(23,985)
Payments of leases liabilities	15	(4,162)	(4,507)
Payments of cash dividends	2.b	(360)	(241)
Total cash flows used in financing activities		(11,930)	(55,289)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(6,069)	(17,795)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		25,374	47,699
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(2,234)	2,255
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		17,071	32,159

(*)	Nine-month periods ended September
	2021	2020
Corresponding to Controlling Company – tax withholdings	(1,265)	(1,638)
Corresponding to subsidiaries	(263)	(97)
	(1,528)	(1,735)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 AND 2020 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the LGS, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the LGS.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the LGS.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

NYSE: New York Stock Exchange.

TELECOM ARGENTINA S.A.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SEC: Securities and Exchange Commission of the United States of America.

TMF Administration Trust / TMF Trust: Administration Trust – Telecom Argentina’s refinancing plan agreed with TMF Trust Co.

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2020. The annual financial statements can be consulted at the website of Telecom Argentina (https://inversores.telecom.com.ar/ar/es/balance-anual.html).Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct and indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual (b)	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (c)	Security solutions and services	Argentina	100.00%
Opalker S.A. (d)	Cybersecurety and related services	Uruguay	100.00%

(a)	Includes the 100% interest in Telemas S.A., whose objective is managing the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(b)	On October 27, 2021, Telecom acquired the remaining 40% of AVC Continente Audiovisual's capital stock. For further information, see Note 28 to these unaudited consolidated financial statements.
(c)	Company started on December 30, 2020 and registered in the IGJ on June 9, 2021. As of September 30, 2021 is a dormant entity.
(d)	Company acquired on July 27, 2021. As of September 30, 2021 is a dormant entity. For further information, see Note 27 c) to these unaudited consolidated financial statements.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of September 30, 2021 (see item e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of September 30, 2021, were approved by resolution of the Board of Directors’ meeting held on November 9, 2021.

TELECOM ARGENTINA S.A.

b)	Unaudited consolidated financial statement formats

The unaudited consolidated financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;
•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as it represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, is in line with the usual presentation of expenses in the ICT services industry;
•	the consolidated statements of comprehensive income include the net income (loss) of the period included in the consolidated income statement and all components of other comprehensive income;
•	the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (controlling and non-controlling interest) if corresponds;
•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

c)    Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the nine-month periods ended September 30, 2021 and 2020:

TELECOM ARGENTINA S.A.

❑ Consolidated Income Statement as of September 30, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	241,078	31,593	272,671	17,859	3,849	21,708	(1,396)	292,983
Operating costs without depreciation, amortization and impairment of fixed assets	(161,910)	(23,656)	(185,566)	(10,514)	(2,901)	(13,415)	1,396	(197,585)
Adjusted EBITDA	79,168	7,937	87,105	7,345	948	8,293	-	95,398
Depreciation, amortization and impairment of fixed assets	(32,832)	(55,929)	(88,761)	(4,605)	(847)	(5,452)	-	(94,213)
Operating income	46,336	(47,992)	(1,656)	2,740	101	2,841	-	1,185

Earnings from associates								210
Debt financial results								21,219
Other financial results, net								9,371
Income before income tax expense								31,985
Income tax expense								(30,960)
Net income								1,025

Attributable to:
Controlling Company								358
Non-controlling interest								667
								1,025

❑ Consolidated Income Statement as of September 30, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	177,666	119,339	297,005	13,004	8,766	21,770	(1,299)	317,476
Operating costs without depreciation, amortization and impairment of fixed assets	(113,782)	(77,704)	(191,486)	(8,225)	(5,542)	(13,767)	1,299	(203,954)
Adjusted EBITDA	63,884	41,635	105,519	4,779	3,224	8,003	-	113,522
Depreciation, amortization and impairment of fixed assets	(22,958)	(55,642)	(78,600)	(3,048)	(2,306)	(5,354)	-	(83,954)
Operating income	40,926	(14,007)	26,919	1,731	918	2,649	-	29,568

Earnings from associates								567
Debt financial expenses								(31,514)
Other financial results, net								11,336
Income before income tax expense								9,957
Income tax expense								(11,861)
Net loss								(1,904)

Attributable to:
Controlling Company								(2,508)
Non-controlling interest								604
								(1,904)

TELECOM ARGENTINA S.A.

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of September 30,		As of December 31
	2021	2020	2020
Sales revenues from customers located in Argentina	271,699	295,856	n/a
Sales revenues from foreign customers	21,284	21,620	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	49,875	47,564	n/a
CAPEX corresponding to the segment “Other abroad segments”	4,025	5,770	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	885,372	n/a	915,081
Fixed assets corresponding to the segment “Other abroad segments”	31,978	n/a	36,188

Financial Debt corresponding to the segment “Services rendered in Argentina”	241,582	n/a	266,366
Financial Debt corresponding to the segment “Other abroad segments”	7,125	n/a	7,825

d)	Net earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period attributable to owners of the Parent Company by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts are the same.

For the nine-month periods ended September 30, 2021 and 2020, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)	Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/18).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variation or any other form of restatement of debts, taxes, prices or fees related to goods, works in progress or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated to the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18, the CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. Therefore, these unaudited consolidated financial statements are restated in current currency of September 30, 2021.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

TELECOM ARGENTINA S.A.

The table below shows the evolution of such indexes in the last two years and as of September 30, 2021 and 2020 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of December 31, 2019	As of September 30, 2020	As of December 31, 2020	As of September 30, 2021

National Consumer Price Index (December 2016=100)	283.44	346.62	385.88	528.50

Variation in Prices
Annual / Interannual	53.8%	36.6	36.1%	52.5%
Accumulated 3 months since June 2020 / 2021	n/a	7.7%	n/a	9.3%
Accumulated 9 months	n/a	22.3	n/a	37.0

Banco Nación US$/$ exchange rate	59.89	76.18	84.15	98.74

Variation in the exchange rate
Annual / Interannual	58.9%	32.3%	40.5%	29.6%
Accumulated 3 months since June 2020 / 2021	n/a	8.1%	n/a	3.2%
Accumulated 9 months	n/a	27.2%	n/a	17.3%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2020.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS. DIVIDENDS PAYABLES

a)	Cash and cash equivalents and Investments

	September 30,	December 31,
Cash and cash equivalents	2021	2020
Cash and Banks	13,848	6,362
Time deposits	2,893	4,856
Mutual funds	330	12,048
Government bonds at fair value	-	2,108
Total cash and cash equivalents	17,071	25,374
Investments
Current
Government bonds at fair value	6,055	6,922
Government bonds at amortized cost	-	172
Mutual funds (a)	2,165	1,975
Allowance for credit risk (b)	-	(109)
Total current investments	8,220	8,960
Non- current
Government bonds at amortized cost	-	469
Investments in associates (c)	2,778	2,774
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	-	(297)
Total non-current investments	2,779	2,947

(a)	As of September 30, 2021 includes $1,418 and $1,880 in Investments in guarantee of financial operations as of September 30, 2021 and December 31, 2020, respectively.
(b)	Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.
(c)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 09.30.2021	Valuation as of 12.31.2020
Ver TV, (1)	Cable television station	Argentina	49,00	1,720	1,670
TSMA (1) (2) (3)	Cable television station	Argentina	50,10	589	621
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50,00	469	477
Other minor investments in associates at equity method (4)				-	6
Total				2,778	2,774

(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.
(4)	As of September 30, 2021, were reclassified to current other receivables – Other.

TELECOM ARGENTINA S.A.

Earnings information:

	Three-months periods ended September 30,		Nine-months periods ended September 30,
	2021	2020	2021	2020
Ver TV	77	156	180	415
TSMA	22	50	38	125
La Capital Cable	(15)	7	(8)	27
Total	84	213	210	567

Movements in the allowance of current credit risk are as follows:

	September 30,
	2021	2020
At the beginning of the fiscal year	(109)	(118)
Additions – Exchange differences	(11)	(72)
Reclassifications	(68)	(834)
Uses (includes RECPAM)	188	936
At the end of the period	-	(88)

Movements in the allowance of non-current credit risk are as follows:

	September 30,
	2021	2020
At the beginning of the fiscal year	(297)	(1,825)
Additions – Exchange differences	(23)	(343)
Reclassifications	68	834
Uses (includes RECPAM)	252	1,092
At the end of the period	-	(242)

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as current financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom Argentina and its subsidiaries.

Changes in assets/liabilities components:

	September 30,
Net increase in assets	2021	2020
Trade receivables	(8,430)	(11,266)
Other receivables	(4,308)	(4,646)
Inventories	(349)	(669)
	(13,087)	(16,581)
Net increase (decrease) in liabilities
Trade payables	4,215	4,942
Salaries and social security payables	3,965	1,636
Taxes payables	(1,685)	1,878
Other liabilities and provisions	(2,131)	(1,098)
	4,364	7,358

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	10,803	-
Notes	24,993	25,150
Bank and other financial entities loans	6,194	32,153
Loans for purchase of equipment	1,327	3,879
Total financial debt proceeds	43,317	61,182

TELECOM ARGENTINA S.A.

	September 30,
	2021	2020
Bank overdrafts	-	(9,632)
Notes	(16,071)	(12,873)
Bank and other financial entities loans	(12,140)	(62,888)
Loans for purchase of equipment	(2,442)	(2,345)
Total payment of debt	(30,653)	(87,738)
Bank overdrafts	(2,012)	(5,006)
Notes	(9,205)	(6,857)
Bank and other financial entities loans	(7,262)	(10,118)
By NDF, purchase of equipment and others	(1,593)	(2,004)
Total payment of interest and related expenses	(20,072)	(23,985)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

PP&E and intangible assets acquisition financed with accounts payable	17,054	23,996
Dividends paid with investments not considered as cash and cash equivalents	36,312	-
Social security payables cancelled with government bonds	1,194	-
Trade receivables cancelled with government bonds	2,137	640
Trade payables cancelled with financial debt	4,224	-
Income tax payments cancelled with other tax receivables	-	75

Proceeds from dividends

Brief information on dividends collected by the Company is provided below:

Nine-month periods ended September 30,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of September 30, 2021
2021	Ver TV	109	138
	TSMA	57	73
			(*) 211
2020	Ver TV	9	49
	TSMA	5	21
			70

(*) Includes $11 corresponding to dividends distributed during 2020.

Cash and non-cash dividends distributed and paid

Non-cash dividends distributed and paid

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on August 11, 2021, resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$370,386,472 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$186,621,565.

Consequently, the valuation of non- cash dividends was established at $ 35,068,340,043 Argentine pesos ($ 36,312 in current currency as of September 30, 2021), and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

Cash dividends distributed and paid

Brief information on cash dividends distributed and paid is provided below:

Nine-months periods ended September 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of September 30, 2021
			Currency of the transaction date	Current currency as of September 30, 2020
2021	Núcleo	April 2021	650	758	May 2021	360
				(a) 758		360
2020	Núcleo	April 2020	295	494	May 2020	241
				(b) 494		241

(a)	The second installment was paid in October 2021.
(b)	The second installment was paid in October 2020.

c)	Dividends payable

	September 30,	December 31,
	2021	2020
ABC Telecomunicaciones	324	-
Total dividends payable	324	-

TELECOM ARGENTINA S.A.

NOTE 3 – TRADE RECEIVABLES

	September 30,	December 31,
Current	2021	2020
Ordinary receivables	29,575	39,492
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	170	226
Contractual asset IFRS 15	4	63
Allowance for doubtful accounts	(9,808)	(13,819)
	19,941	25,962
Non-current
Ordinary receivables	60	73
Contractual asset IFRS 15	24	8
	84	81
Total trade receivables, net	20,025	26,043

Movements in the allowance for current doubtful accounts are as follows:

	September 30,
	2021	2020
At the beginning of the fiscal year	(13,819)	(8,860)
Additions – Bad debt expenses	(5,362)	(12,019)
Uses and currency translation adjustments (includes RECPAM)	9,373	6,530
At the end of the period	(9,808)	(14,349)

NOTE 4 – OTHER RECEIVABLES

	September 30,	December 31,
Current	2021	2020
Tax credits	923	3,796
Prepaid expenses	4,151	2,116
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	192	205
Receivables from sale of customer relationship	20	39
Financial NDF	-	2
Other	1,334	1,852
Allowance for other receivables	(370)	(456)
	6,250	7,554

Non Current
Tax credits	-	1,177
Prepaid expenses	2,285	228
Regulatory receivables (Núcleo)	275	366
Receivables from sale of customer relationship	21	56
Other	363	364
	2,944	2,191
Total other receivables, net	9,194	9,745

Movements in the allowance for current other receivables are as follows:

	September 30,
	2021	2020
At the beginning of the year	(456)	(64)
Increases	-	(66)
Uses (includes RECPAM)	86	20
At the end of the period	(370)	(110)

TELECOM ARGENTINA S.A.

NOTE 5 – INVENTORIES

	September 30,	December 31,
	2021	2020
Mobile handsets and others	2,840	3,727
Inventories for construction projects	807	1,719
Subtotal	3,647	5,446
Allowance for obsolescence of inventories	(298)	(348)
Total inventories	3,349	5,098

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2021	2020
At the beginning of the year	(348)	(435)
Additions	(1)	(52)
Uses (includes RECPAM)	51	29
At the end of the period	(298)	(458)

NOTE 6 – GOODWILL

	September 30,	December 31,
	2021	2020
Argentina (1)	343,185	343,273
Abroad (2)	1,459	1,735
Total goodwill	344,644	345,008

(1)	The decrease in the amounts with respect to balance as of December 31, 2020 corresponds to impairment of fixed assets.
(2)	The decrease in the amounts with respect to balance as of December 31, 2020 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2021	2020
PP&E	416,384	444,126
Valuation allowance for obsolescence and impairment of materials	(4,349)	(3,566)
Impairment allowance of PP&E	(2,257)	(1,112)
Total property, plant and equipment	409,778	439,448

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	September 30,
	2021	2020
At the beginning of the year	444,126	462,977
CAPEX	51,931	51,140
Currency translation adjustments	(3,087)	(1,121)
Net carrying value of decreases and consumption of materials	(874)	(386)
Depreciation of the period	(75,712)	(66,648)
At the end of the period	416,384	445,962

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2021	2020
At the beginning of the year	(3,566)	(2,805)
(Additions) / Reversals	(802)	76
Currency translation adjustments	19	6
At the end of the period	(4,349)	(2,723)

Movements in the impairment allowance of PP&E are as follows:

	September 30,
	2021	2020
At the beginning of the year	(1,112)	(1,496)
Additions	(1,145)	(328)
Uses	-	515
At the end of the period	(2,257)	(1,309)

TELECOM ARGENTINA S.A.

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2021	2020
Intangible assets	142,172	151,013
Impairment allowance	(8,412)	(8,541)
Total intangible assets	133,760	142,472

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	September 30,
	2021	2020
At the beginning of the year	151,013	162,579
CAPEX	1,969	2,194
Currency translation adjustments	(274)	(102)
Net carrying value of decreases	(4)	-
Amortization of the period	(10,532)	(10,986)
At the end of the period	142,172	153,685

Movements in Impairment allowance of intangible assets are as follows:

	September 30,
	2021	2020
At the beginning of the year	(8,541)	(8,654)
(Additions) / Reversal	129	(99)
At the end of the period	(8,412)	(8,753)

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2021	2020
Leases rights of use
- Sites	19,060	13,832
- Real estate and others	3,836	4,100
- Poles	1,951	1,923
Indefeasible rights of use	1,029	1,029
Asset retirement obligations	3,292	3,457
Total rights of use assets	29,168	24,341

Movements in right of use assets are as follows:

	September 30,
	2021	2020
At the beginning of the year	24,341	17,711
CAPEX	12,619	8,720
Net carrying value of decreases	(664)	(212)
Currency translation adjustments	(266)	(90)
Amortization of the period	(6,862)	(5,893)
At the end of the period	29,168	20,236

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2021	2020
Suppliers and commercial accruals	42,677	52,654
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,269	1,250
	43,946	53,904
Non-current
Suppliers and commercial accruals	1,313	3,353
	1,313	3,353
Total trade payables	45,259	57,257

TELECOM ARGENTINA S.A.

NOTE 11 – FINANCIAL DEBT

	September 30,	December 31,
Current	2021	2020
Bank overdrafts – principal	13,733	5,414
Bank and other financial entities loans – principal	32,726	10,434
Notes – principal	1,800	18,885
NDF	185	707
Loans for purchase of equipment	3,436	3,364
Accrued interest and related expenses	14,816	18,174
	66,696	56,978

Non-current
Notes – principal	91,395	77,427
Bank and other financial entities loans – principal	62,172	100,589
NDF	-	14
Loans for purchase of equipment	4,318	5,697
Accrued interest and related expenses	24,126	33,486
	182,011	217,213
Total financial debt	248,707	274,191

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of September 30, 2021	Balances as of September 30, 2020
Bank overdrafts	5,414	10,803	-	(2,484)	13,733	5,875
Bank and other financial entities loans – principal	111,023	(5,946)	-	(10,179)	94,898	109,241
Notes – principal	96,312	8,922	-	(12,039)	93,195	83,876
NDF	721	(1,546)	-	1,010	185	1,123
Loans for purchase of equipment	9,061	(1,115)	-	(192)	7,754	9,416
Accrued interests and related expenses	51,660	(18,757)	10,605	(4,566)	38,942	52,548
Total as of September 30, 2021	274,191	(7,639)	10,605	(*) (28,450)	248,707

Total as of September 30, 2020	283,405	(50,779)	15,552	13,901		262,079

(*) Includes $4,224 of loans that do not represent cash movement.

Most of the loans subscribed by the Company contain standard compliance ratios for this kind of agreements, As of September 30, 2021, Telecom has complied with them.

Recent developments of Financial debt as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies.

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes. Operations carried out during the period ended September 30, 2021 within the mentioned Program are described below:

•	Series 3 in Argentine Pesos

On January 31, 2020, the Company issued Series 3 Notes for a nominal value of $3,197 maturing on January 31, 2021.

During 2020, the Company repurchased approximately $86 (principal nominal value) and on January 2021 repurchased approximately $150 (principal nominal value) at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

On maturity date, the Company cancelled the remaining balance of Series “3” Notes for a total amount of $3,249 ($2,961 of principal and $288 of interest).

TELECOM ARGENTINA S.A.

•	Series 4 in Argentine Pesos

On January 31, 2020, the Company issued Series 4 Notes for a nominal value of $1,200, maturing on July 31, 2021.

On maturity date, the Company cancelled the remaining balance of Series “4” Notes for a total amount of $1,322 ($1,200 of principal and $122 of interest).

•	Series 8 Notes

The Company announced, from January 14, 2021, the subscription of notes for a total nominal value determined in UVA equivalent for up to $1,500, that could be increased to $12,000, The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to $8,708,598,672 Argentine pesos as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,664, since $45 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of September 30, 2021, an amount of $11,913 remained unpaid.

•	Series 9 Notes

The Company announced, from June 1, 2021, the subscription of notes for a total nominal value determined in US dollars equivalent for up to US$15 million, that could be increased to US$120 million, payable in Argentine pesos to the applicable exchange rate. The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: June 7, 2021.

Amount involved: US$91.8 million payable in Argentine pesos to the applicable exchange rate (equivalent to $8,699 Argentine pesos as of the date of issuance).

Maturity Date: June 7, 2024.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 2.75%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,655, since $44 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

The Company used US$91 million of the proceeds of Series 9 Notes for the total cancellation of Series “A” Notes maturing in June 2021 (see below “Cancellation of Series “A” Notes).

As of September 30, 2021, an amount of $9,038 remained unpaid.

•	Cancellation of Series “A” Notes

On June 15, 2021, the Company cancelled the outstanding Series “A” Notes for a total amount of US$106.6 million (US$103.2 million of principal and US$3.4 million of interest).

Bank and other financing entities loans

China Development Bank Shenzhen Branch (“CDB”) Loan

On December 14, 2020, the Company agreed with CDB a compromised line of credit of up to RMB 700 million (equivalent to approximately US$100 million), that can be increased to RMB 1,400 million, structured in several tranches- The increase in the amount will be subject to the granting of an insurance by the China Export & Credit Insurance Corporation.

TELECOM ARGENTINA S.A.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition of telecommunications equipment.

As of September 30 2021, the Company had subscribed the second, the third, the fourth, the fifth, the sixth and the seventh tranches for a total of RMB233 million (equivalent to approximately $3,359), bearing an annual interest rate of 6.8% payable semi-annually. Principal will be cancelled in 11 semi-annual and consecutive installments since the subscription date of each installment.

As of September 30, 2021, an amount of RMB251 million remained unpaid (equivalent to $3,838).

On October 27, 2021, the Company received a disbursement of RMB 43.5 million (equivalent to approximately $671).

Santander Río Bank Loan

On August 18, 2021, the Company subscribed a loan agreement with Santander Río Bank S.A. for a total amount of $4,000. Total principal will be settled by one payment at maturity date, which will be on August 18, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 40.50%.

As of September 30, 2021, an amount of $4,010 remained unpaid.

BBVA Bank Loan

On August 10, 2021, the Company subscribed a loan agreement with BBVA Argentina Bank S.A. for a total amount of $1,000. Total principal will be settled by one payment at maturity date, which will be on August 5, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 40.75%.

As of September 30, 2021, an amount of $1,014 remained unpaid.

Loan Cancellation with Macro Bank

On September 16, 2021, the Company cancelled the remaining balance of a loan agreement with Macro Bank S.A. for $4,412 million ($4,000 of capital and $412 of interest).

Loans for purchase of equipment

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$82.7 million (of which US$ 23 million were received during the period ended September 30, 2021). Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of September 30, 2021, an amount of US$83 million remained unpaid, equivalent to $8,203.

Finnvera

On May 14, 2021, the Company submitted a proposal for an export credit line for a total amount of up to US$30 million to the following entities: (i) JPMorgan Chase Bank, N.A., London Branch, as initial lender, lead coordinator and guarantee of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent, and (iii) JPMorgan Chase Bank, N.A, Buenos Aires branch, as a local custody agent, which was accepted on the same date.

The credit line is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The proceeds from the loans under this credit line will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera premium equivalent to 14.41% of the total amount committed by the lenders under the credit line.

On July 27, 2021, the Company received a disbursement for a total amount of US$5.1 million (US$4.4 million were received, because US$0.7 million corresponding to the premium were deducted from the initial disbursement).

TELECOM ARGENTINA S.A.

As of September 30, 2021, an amount of US$69 million remained unpaid, equivalent to $6,776.

Núcleo

Global Programs for the issuance of Notes

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series. On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued the following Series of Notes:

Series IV

Issuance date: March 10, 2021.

Amount involved: 130,000,000,000 of Guaraníes (approximately $1,771 as of the date of issuance).

Maturity Date: 84 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (February 2, 2028).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 7.10%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 129,057 million of Guaraníes (equivalent to $1,758), since 943 million of Guaraníes (equivalent to $13) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of September 30, 2021, an amount of 130,598 million of Guaraníes remained unpaid (equivalent to $1,860).

Series V

Issuance date: March 10, 2021.

Amount involved: 120,000,000,000 of Guaraníes (approximately $1,635 as of the date of issuance).

Maturity Date: 120 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (January 17, 2031).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 119,122 million of Guaraníes (equivalent to $1,623), since 878 million of Guaraníes (equivalent to $12) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of September 30, 2021, an amount of 120,621 million of Guaraníes remained unpaid (equivalent to $1,718).

The proceeds of the aforementioned series IV and V Notes were used for the cancellation of bank loans and financing of working capital.

Fair Value of Financial Debt

As of September 30, 2021, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	120,380	115,668
Other financial debts	128,327	120,876
	248,707	236,544

TELECOM ARGENTINA S.A.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2021	2020
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	15,401	18,673
Termination benefits	1,167	961
	16,568	19,634
Non-current
Termination benefits	1,399	1,151
	1,399	1,151
Total salaries and social security payables	17,967	20,785

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Amendments to the Income Tax

Pursuant to Law No. 27,430, as amended by Law No. 27,541, the statutory income tax rate in Argentina for fiscal years 2018, 2019 and 2020 was 30%, while for fiscal years beginning since January 1, 2021, the statutory income tax rate would be 25%. However, on June 16, 2021, Law No. 27,630 was published in the Official Gazette, and replaced the 25% statutory income tax rate by an increasing rate scale related to the taxable income of each taxpayer: 25% for annual taxable income of up to $5 million, 30% for the exceeding annual taxable income between $5 million and $50 million and 35% for annual taxable income exceeding $50 million. The annual taxable income scale will be adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year. The Company has recognized the increase in the statutory income tax rate effects in the “Income tax expense” item of the consolidated income statement as of September 30, 2021.

In addition, Law No. 27,430 established a withholding tax regime on distributed dividends at a rate of 7% for profits generated during fiscal years beginning on or after January 1, 2018 up to and including fiscal year ending on December 31, 2020, and at a rate of 13% for profits generated during fiscal years beginning on or after January 1, 2021. Law No. 27, 630 also amended the last mentioned withholding tax rate, replacing it by 7% for fiscal years beginning on or after January 1, 2021. Withholding tax regime applies only to shareholders who are Argentine resident individuals and to non-resident shareholders.

Income tax - Actions for recourse filed with the Tax Authority

Telecom filed during 2015 to 2020 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012, 2013, 2014 and 2015 for a total amount of approximately $1,261 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

On July 28, 2021 Telecom was notified of the resolution dated July 26, 2021 in which the AFIP rejected the action for recourse corresponding to fiscal year 2013. On August 23, 2021, Telecom filed an action for recourse before the National Court of First Instance.

The Company's Management, with the assistance of its tax advisors, understands that the arguments that will be presented should obtain a favorable resolution to its claim.

TELECOM ARGENTINA S.A.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2021	2020
Tax carryforward	(172)	(15,705)
Allowance for doubtful accounts	(4,968)	(3,984)
Provisions	(2,432)	(2,016)
PP&E and Intangible assets	112,184	101,492
Cash dividends from foreign companies	1,335	805
Income tax inflation adjustment deferral effect	23,195	29,227
Other deferred tax liabilities (assets), net	(1,296)	(55)
Total deferred tax liabilities, net	127,846	109,764
Actions for recourse tax receivable	(882)	(1,208)
Total deferred tax liability, net	(*) 126,964	108,556

Net deferred tax assets	(530)	(564)
Net deferred tax liabilities	127,494	109,120

(*) Includes $84 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of September 30, 2021, the Company and some subsidiaries have cumulative tax carryforwards of approximately $634, that calculated considering the statutory income tax rate applicable to each entity, represent a deferred tax asset of approximately $172.

The detail of the maturities of estimated Tax carryforward is disclosed below:

Company	Tax carryforward generation year	Tax carryforward amount as of 09.30.2021	Tax carryforward expiration year
Inter Radios	2018	3	2023
Telemás (*)	2019	490	2024
Micro Sistemas	2020	2	2025
Micro Sistemas	2021	133	2026
Cable Imagen	2021	6	2026
		634

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	September 30,
	2021	2020
	Profit (loss)
Pre-tax income	31,985	9,957
Non-taxable items – Earnings from associates	(210)	(567)
Non-taxable items – Costs valuation differences of foreign investments	-	(8,997)
Non-taxable items – Other	(350)	(1,015)
Restatement in current currency of Equity, goodwill and other	71,421	57,814
Subtotal	102,846	57,192
Weighted statutory income tax rate	34.49%	24.56%
Income tax expense at weighted statutory tax rate	(35,476)	(14,046)
Deferred tax liability restatement in current currency and other (*)	34,032	18,561
Income tax inflation adjustment	(28,669)	(16,214)
Income tax on cash dividends of foreign companies	(847)	(162)
Income tax expense	(30,960)	(11,861)

Current tax expense	(12,710)	(224)
Deferred tax expense	(18,250)	(11,637)
	(30,960)	(11,861)

(*) Includes the statutory income tax rate change effect provided by Law No. 27,630.

NOTE 14 –TAXES PAYABLES

	September 30,	December 31,
	2021	2020
Current
Income tax, net and others (*)	8,750	91
Other national taxes	3,673	3,954
Provincial taxes	542	557
Municipal taxes	505	519
	13,470	5,121
Non- current
Provincial taxes	-	7
	-	7
Total taxes payables	13,470	5,128

(*) The breakdown of income tax payable of each entity is as follows:

	September 30,	December 31,
	2021	2020
Telecom	8,672	-
Núcleo	68	78
Adesol	8	10
AVC Continente Audiovisual	-	2
Pem	2	-
Cable Imagen	-	1
	8,750	91

TELECOM ARGENTINA S.A.

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2021	2020
Current
Argentina	5,117	4,202
Abroad	109	367
	5,226	4,569
Non- current
Argentina	10,204	8,381
Abroad	1,958	1,159
	12,162	9,540
Total leases liabilities	17,388	14,109

Movements in Leases liabilities are as follows:

	September 30,
	2021	2020
At the beginning of the fiscal year	14,109	11,617
Increases (*)	12,522	9,097
Financial results, net (**)	2,048	1,864
Cash Flows	(4,162)	(4,507)
Decreases (includes RECPAM)	(7,129)	(3,480)
At the end of the period	17,388	14,591

(*) Included in acquisitions of Rights of Use assets.

(**) Included in Other Exchange differences and Other interests, net and other investments results.

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
	2021	2020
Current
Deferred revenues on prepaid credit	1,560	1,523
Deferred revenues on connection fees and international capacity leases	946	561
Compensation for directors and members of the Supervisory Committee	19	20
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	3	3
Other	302	717
	2,830	2,824
Non-current
Pension benefits	553	578
Deferred revenues on connection fees and international capacity leases	667	548
Other	339	458
	1,559	1,584
Total other liabilities	4,389	4,408

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

		Additions
	Balances as of December 31, 2020	Capital (i)	Interest (ii)	Reclassifications	Decreases (iii)	Balances as of September 30, 2021
Current
Provisions	2,214	3,204	-	1,225	(4,736)	1,907
Total current provisions	2,214	3,204	-	1,225	(4,736)	1,907
Non- Current
Provisions	6,135	1,104	443	(1,225)	(1,156)	5,301
Asset retirement obligations	4,085	-	853	-	(1,205)	3,733
Total non-current provisions	10,220	1,104	1,296	(1,225)	(2,361)	9,034
Total provisions	12,434	4,308	1,296	-	(iv) (7,097)	10,941

		Additions
	Balances as of December 31, 2019	Capital (v)	Interest (ii)	Reclassifications	Decreases (iii)	Balances as of September 30, 2020
Current
Provisions	2,222	3,110	-	817	(962)	5,187
Total current provisions	2,222	3,110	-	817	(962)	5,187
Non- Current
Provisions	7,450	350	643	(817)	(1,403)	6,223
Asset retirement obligations	1,180	-	273	-	(325)	1,128
Total non-current provisions	8,630	350	916	(817)	(1,728)	7,351
Total provisions	10,852	3,460	916	-	(iv) (2,690)	12,538

(i)      $4,342 charged to Other operating expenses and ($34) charged to Other comprehensive income.

(ii)     Charged to Other financial results, net - Other interests, net and other investments results.

(iii)    Includes RECPAM.

(iv)    Includes ($4,386) and ($1,134) as of September 30, 2021 and 2020, respectively, related to provisions payments.

(v)     $3,603 charged to Other operating expenses and ($143) charged to Other comprehensive income.

A summary of recent developments as of September 30, 2021 related to the main contingencies and provisions of the Company is provided below:

1.	Probable Contingent liabilities

Regulatory Authority’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and, to a lesser extent, for installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

On March 3, 2021, the “Sanctions Regime applicable to ICT Services” was approved through ENACOM Resolution No. 221/21, ad referendum of ENACOM Board of Directors. The mentioned Resolution, among others, provides: (i) the penalty reference unit as the PBU-SBT value effective as of the date of payment, (ii) a maximum penalty equivalent to 50,000 PBU-SBT and a minimum penalty equivalent to 50 PBU-SBT, (iii) the publication of the penalties imposed in media and/or institutional website; and (iv) the possibility of imposing daily penalties for every day of non-compliance. The resolution was ratified by the ENACOM Board of Directors on April 28, 2021 through Synthesized Resolution No. 581/21.

The Company filed a spontaneous presentation to ENACOM communicating its complete adherence to the recourse filed by “Asociación Argentina de Televisión por Cable” (“ATVC”) against the provisions of that resolution, for considering that it is illegitimate and, consequently, that it should be revoked.

As of the date of these unaudited consolidated financial statements, the Company is analyzing the impact of this new regulation.

TELECOM ARGENTINA S.A.

2.	Possible Contingencies

Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC. The preliminary injunction ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an extraordinary appeal, which was granted on March 1, 2021.

The Company, with the assistance of its legal advisors, is analyzing the potential impacts related to this new appeal.

NOTE 18 – ADDITIONAL INFORMATION

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of September 30, 2021 and December 31, 2020 are the following:

	09.30.2021	12.31.2020
	In equivalent millions of Argentine pesos
Assets	22,632	28,274
Liabilities	(236,678)	(282,516)
Net Liabilities	(214,046)	(254,242)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of September 30, 2021 amounting to US$100 million, therefore the net liability not hedged amounts to approximately US$2,067 million as of that date.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of September 30, 2021 and December 31, 2020 is as follows:

	As of September 30, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	22,555	1,324	(47,789)	(271)
Offsetting	(2,530)	(169)	2,530	169
Current and non-current assets (liabilities) – Book value	20,025	1,155	(45,259)	(102)

	As of December 31, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	27,257	2,146	(58,471)	(774)
Offsetting	(1,214)	(123)	1,214	123
Current and non-current assets (liabilities) – Book value	26,043	2,023	(57,257)	(651)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $130,946 as of September 30, 2021 (of which $28,529 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)	Capital Stock

As of September 30, 2021 and December 31, 2020, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 28, 2021 decided, among other issues, the following:

(a)   To approve the Annual Report and the financial statements of Telecom as of December 31, 2020.

(b)	To approve the Board of Directors’ proposal expressed in current currency of March 31, 2021 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting in: (i) the absorption of the negative Retained earnings as of December 31, 2020 amounting to $6,455,431,747 Argentine pesos ($7,827 in current currency as of September 30, 2021) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” and (ii) the reclassification of $13,776,401,012 Argentine pesos ($16,049 in current currency as of September 30, 2021) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”.

TELECOM ARGENTINA S.A.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2021	2020	2021	2020
Mobile Services	36,987	40,389	110,898	121,529
Internet Services	21,058	20,564	62,077	67,168
Cable Television Services	18,457	18,877	57,433	62,140
Fixed and Data Services	12,795	15,740	41,082	48,722
Other services revenues	281	249	683	877
Subtotal Services revenues	89,578	95,819	272,173	300,436
Equipment revenues	6,676	6,371	20,810	17,040
Total Revenues	96,254	102,190	292,983	317,476

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $291,798 and $287,908 for the nine-month periods ended September 30, 2021 and 2020, respectively. The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2021	2020	2021	2020
	Profit (loss)
Employee benefit expenses and severance payments
Salaries, Social security expenses and benefits	(19,373)	(17,780)	(55,024)	(55,147)
Severance indemnities	(2,076)	(548)	(4,173)	(2,435)
Other employee expenses	(427)	(548)	(1,150)	(1,376)
	(21,876)	(18,876)	(60,347)	(58,958)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(6,438)	(5,930)	(19,239)	(18,648)
Fees for services	(4,536)	(4,749)	(13,856)	(14,466)
Directors and Supervisory Committee members’ fees	(66)	(81)	(353)	(198)
	(11,040)	(10,760)	(33,448)	(33,312)
Taxes and fees with the Regulatory Authority
Turnover tax	(3,556)	(3,718)	(10,867)	(11,461)
Municipal taxes	(1,007)	(1,060)	(3,147)	(3,257)
Other taxes and fees	(2,808)	(2,980)	(8,588)	(9,328)
	(7,371)	(7,758)	(22,602)	(24,046)
Cost of equipment and handsets
Inventory balance at the beginning of the period / year	(3,959)	(4,317)	(5,446)	(6,424)
Plus:
Purchases	(4,437)	(4,993)	(13,138)	(10,687)
Other	74	350	185	931
Less:
Inventory balance at the end of the period	3,647	5,147	3,647	5,147
	(4,675)	(3,813)	(14,752)	(11,033)
Other operating expenses
Provisions	(2,240)	(3,280)	(4,342)	(3,603)
Rentals and internet capacity	(753)	(622)	(2,025)	(2,014)
Energy, water and other services	(1,623)	(1,725)	(4,813)	(5,986)
Other	(979)	(932)	(2,655)	(2,940)
	(5,595)	(6,559)	(13,835)	(14,543)

TELECOM ARGENTINA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2021	2020	2021	2020
	Profit (loss)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(26,610)	(22,934)	(75,712)	(66,648)
Amortization of intangible assets	(3,503)	(4,174)	(10,532)	(10,986)
Amortization of rights of use assets	(2,411)	(1,904)	(6,862)	(5,893)
Impairment of fixed assets	(546)	(183)	(1,107)	(427)
	(33,070)	(29,195)	(94,213)	(83,954)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administra- tion costs	Commerciali- zation costs	Total 09.30.2021	Total 09.30. 2020
Employee benefit expenses and severance payments	(36,111)	(9,960)	(14,276)	(60,347)	(58,958)
Interconnection costs and transmission costs	(10,678)	-	-	(10,678)	(11,702)
Fees for services, maintenance, materials and supplies	(17,576)	(5,306)	(10,566)	(33,448)	(33,312)
Taxes and fees with the Regulatory Authority	(22,340)	(88)	(174)	(22,602)	(24,046)
Commissions and advertising	-	-	(16,530)	(16,530)	(17,536)
Cost of equipment and handsets	(14,752)	-	-	(14,752)	(11,033)
Programming and content costs	(20,031)	-	-	(20,031)	(20,805)
Bad debt expenses	-	-	(5,362)	(5,362)	(12,019)
Other operating expenses	(7,080)	(955)	(5,800)	(13,835)	(14,543)
Depreciation, amortization and impairment of fixed assets	(76,412)	(8,517)	(9,284)	(94,213)	(83,954)
Total as of 09.30.2021	(204,980)	(24,826)	(61,992)	(291,798)
Total as of 09.30.2020	(192,613)	(28,438)	(66,857)		(287,908)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2021	2020	2021	2020
	Profit (loss)
Interests on financial debts (*)	(3,618)	(4,525)	(10,891)	(15,953)
Foreign currency exchange gains (losses) on financial debts (**)	11,565	(1,349)	32,110	(10,857)
Financial debt renegotiation results	-	(4,704)	-	(4,704)
Total Debt financial results	7,947	(10,578)	21,219	(31,514)
Gains (Losses) on operations with notes and bonds	534	4,371	(492)	4,795
Other exchange differences (***)	699	1,103	5,240	4,318
Other interests, net and other investments results	(58)	(680)	(1,187)	(997)
Other taxes and bank expenses	(1,002)	(1,018)	(2,921)	(2,912)
Financial expenses on pension benefits	(74)	(78)	(247)	(252)
Financial discounts on assets, debts and others	(762)	24	(2,480)	(70)
RECPAM	2,991	2,197	11,458	6,454
Total other financial results, net	2,328	5,919	9,371	11,336
Total financial results, net	10,275	(4,659)	30,590	(20,178)

(*) Includes ($286) and ($276) corresponding to net losses generated by NDF in the nine-month periods ended September 30, 2021 and 2020, respectively.

(**) Includes ($847) and ($1,642) corresponding to net losses generated by NDF in the nine-month periods ended September 30, 2021 and 2020, respectively.

(***) Includes $99 and $912 corresponding to income related to decreases in financial assets at amortized cost in the nine-month period ended September 30, 2021.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

On January 1, 2018, Cablevisión was merged with Telecom Argentina (surviving entity), which was approved by the CNV (and registered in the IGJ under No. 16,345, Book 91, Tome “Corporations”). Since such date, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

TELECOM ARGENTINA S.A.

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)    Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates

	September 30,	December 31,
	2021	2020
CURRENT ASSETS
Trade receivables
Ver TV	-	3
	-	3
Other receivables
La Capital Cable	185	144
TSMA	-	3
Ver TV	2	14
	187	161
CURRENT LIABILITIES
Trade payables
TSMA	1	-
	1	-

Other liabilities
Televisora Privada del Oeste S.A.	3	3
	3	3

•	Related parties

	September 30,	December 31,
	2021	2020
CURRENT ASSETS
Trade receivables
Other Related parties	170	223
	170	223
Other receivables
Other Related parties	5	44
	5	44
CURRENT LIABILITIES
Trade payables
Other Related parties	1,268	1,250
	1,268	1,250

d)  Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Nine-month periods ended September 30,
		2021	2020
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	30	43
Ver TV	Services revenues and other revenues	4	-
		34	43
		Operating costs
La Capital Cable	Fees for services	(59)	(56)
		(59)	(56)
		Financial Results
Ver TV	Interests	-	46
TSMA	Interests	-	20
		-	66

TELECOM ARGENTINA S.A.

•	Related Parties

	Transaction	Nine-month periods ended September 30,
		2021	2020
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	210	223
		210	223
		Operating costs
Other Related parties	Programming costs	(2,930)	(3,383)
Other Related parties	Editing and distribution of magazines	(598)	(767)
Other Related parties	Advisory services	(398)	(372)
Other Related parties	Advertising purchases	(342)	(496)
Other Related parties	Other purchases and commissions	(124)	(169)
		(4,392)	(5,187)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties, When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)   Amendment of the Telecom Argentina’s Bylaws

The Extraordinary General Meeting and the Special Meetings of the Class “A” and Class “D” Shares held on October 10, 2019 approved the amendment of sections 4, 5 and 6 of the Bylaws, so that the shares Class “A” and Class “D”, currently book-entry, may be represented in a cardboard or in book-entry form, as determined by a special meeting of Class “A” or Class “D” shares. The delegation of powers to the Board of Directors was approved to determine the time, terms and condition of issuance of the securities representing the cardboard shares, in the event that this was resolved in the future by the respective Special Meetings of Class “A” and Class “D” shares.

Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of section 10 of the Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new notification procedures to calls for such Meetings.

On April 14, 2021, the Company was notified by the IGJ of the registration of both Bylaws’ amendments.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – IMPACT OF CORONAVIRUS IN TELECOM

Since the beginning of 2020 and given the extent of the Covid-19 spread, several governments in the world implemented diverse measures to restrict the movement of the population and to content the spread of the virus.

In Argentina, the National Government ordered the Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication services.

On November 9, 2020, the National Government ordered the Mandatory and Preventive Social Distancing, in which the provision of telecommunication services remained considered as “essential”.

During the second quarter of 2021, and as a result of the outbreak of Covid-19, the National Government determined new restrictions and measures aimed at controlling the community circulation of the virus throughout the national territory. However, during the third quarter of 2021 the aforementioned restrictions were decreasing according to the slowdown in the community circulation of the virus in that period. The implemented measures do not directly affect Telecom's operation as the provision of telecommunication services remained considered as essential.

TELECOM ARGENTINA S.A.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. which became a priority during the pandemic. Services provided by the Company also allow small, medium and large companies to remain in business, and therefore contribute to sustain the country’s economy. Moreover, services provided by the Company, in this context, have allowed people to stay connected and entertained, as well as to work remotely and remain informed from their homes.

By the end of 2020, Argentina began the national vaccination campaign under the direct management of the National and Provincial Governments and the Government of the Autonomous City of Buenos Aires. During the first quarter of 2021 the national vaccination campaign was aimed at the population in risk (older people) and health and education staff. During the second and third quarter of 2021, the national vaccination campaign included the remaining adult population. Finally, on October 2021, the vaccination campaign included children over 3 years of age, prioritizing those with pre-existing comorbidities.

✓	External initiatives implemented by Telecom related to the health emergency

The pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency. Telecom, as part of its permanent commitment to its community in response to the Covid-19 emergency, has taken several initiatives of great social value, which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020, standing out the provision of connectivity for field hospitals and discounts in services for health and educational entities, that remain until today, in addition to benefits to customers to take even more advantage of the connection possibilities and to access to valuable information and to educational and entertainment content.

✓	Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain which are disclosed in Note 29 to the consolidated financial statements as of December 31, 2020. Among these initiatives stand out the creation of a Crisis Committee or the implementation of home office for more than 70% of its employees and the infrastructure works reinforcement, which provided networks with the capacity required to continue operating without any inconvenience.

✓	Main Accounting Impacts

As of the date of these unaudited consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; we continue operating and we expect to continue without any inconvenience.

In accordance with IAS 36, the Company’s Management has assessed if there were indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company as a consequence of the pandemic, as the volume of operations is expected to remain stable.

On the other hand, the Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period.

Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

It is estimated that, during the second half of 2021, Argentina will continue with a mixed presence and virtual schedule in a large part of the industrial, commercial and educational activities and whose evolution will depend on the health scenario. The ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted.

The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company's Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom's businesses.

TELECOM ARGENTINA S.A.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

a)	Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“DNU No. 690/20”) amending the LAD. DNU No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet –as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility.

DNU No. 690/20 further established that the prices of the Essential and Strategic Competition Public ICT Services, the prices of those services provided in accordance with the Universal Service and the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, DNU No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s Compulsory Universal Telecommunication Service (“PBU”).

Finally, DNU No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

DNU No. 690/20 was ratified by the Argentine Congress under Law No. 26,122 and regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. Licensees must consider the prices effective as of July 31, 2020 as the price of reference for such increase. Such Resolution also provided that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by DNU No. 690/20 for the different services provided by ICT licensees, namely:

•	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;
•	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;
•	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;
•	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

Resolution No. 1,467/20 further determined the price and the characteristics of each PBU and its beneficiaries. Licensees are under the obligation to report on a monthly basis the number of customers subscribed to the different PBU. Finally, Resolution No. 1,467/20 also imposed different reporting obligations to be fulfilled before the ENACOM on the licensees that hold registration for subscription broadcasting services by physical or radio electric link and on licensees of subscription television audiovisual communication services by satellite link.

On the other hand, the Company ordered a price recomposition since January 2021, failing to transfer to the price of its services, the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of DNU No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company requested a precautionary measure to suspend the application of the aforementioned regulations. On January 29, 2021, such precautionary measure was rejected and was appealed by the Company.

On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided to accept the Company’s appeal, revoke the origin instance court’s decision and, consequently, grant the preliminary injunction requested, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of DNU No. 690/20 and resolutions provided as a consequence and their non-applicability to the Company for a period of six months. As supported by the preliminary injunction granted, the Company ordered a new price recomposition in June and September 2021.

TELECOM ARGENTINA S.A.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The National Government and ENACOM filed extraordinary legal proceedings against the mentioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021 through the decision of Chamber II decision the Federal Court of Appeals on Administrative Litigation Matters.

On June 29, 2021, the PEN and ENACOM filed legal proceedings before the Argentine Supreme Court of Justice. As of the date of these unaudited consolidated financial statements, the mentioned legal proceedings have not been attended.

On October 21, 2021, the Company was notified of the resolution of the Federal Court on Administrative Litigation Matters No. 8, through which it resolved to extend for another six-month period the precautionary measure opportunely granted.

The Company, with the assistance of its legal advisors, is analyzing the actions available to the Company in order to protect its legal rights.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of these unaudited consolidated financial statements. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of DNU No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by the Asociación Argentina de Televisión por Cable (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry was granted by a Federal Court of the Province of Córdoba, that ordered the suspension of DNU No. 690/20, of Decree No. 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to DNU No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Preliminary injunction “Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad”

On March 31, 2021, the Company was informed by ATVC, that in the case Catrie Televisora Color S.R.L. c/ Estado Nacional s/ Acción meramente declarativa de inconstitucionalidad” (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

TELECOM ARGENTINA S.A.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of DNU No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

The Company, together with its legal advisors, is analyzing the effects of this preliminary injunction, since Telecom Argentina is an associate of ATVC.

b)	Interests in Joint Operations

Telecom holds a 50% share in the UTE Ertach – Telecom Argentina, which is engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network.

The UTE had an agreement in effect with the Ministry of the Cabinet Chief of the Province of Buenos Aires, which was approved pursuant to Decree No. 2017-166-E-GDEBA-GPBA, which was in the “termination of services phase”, situation that involved the continuity of the UTE’s operations until the Government of the Province of Buenos Aires provides for a new service supplier.

Given the technical impossibility for a new supplier to provide the service immediately and being the UTE the only one capable of providing it under current conditions, the Ministry of the Cabinet Chief of the Province of Buenos Aires, through Resolution No. 3,046/2021, approved the direct engagement of the UTE for continuing to provide services for a twelve months’ period renewables for another twelve months if requested by the mentioned Ministry.

c)	Acquisition of Opalker S.A.

On July 27, 2021, Telecom Argentina acquired all the shares representing the total subscribed Capital Stock´s of the Uruguayan company Opalker S.A.. The intention of Telecom Argentina is to commercialize cybersecurity products and services and / or related services through this company.

As of the date of these unaudited consolidated financial statements, Opalker S.A. is a dormant entity.

d)	Irrevocable contribution in cash to Micro Sistemas

On January 11, 2021, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $62 ($ 81 million in current currency as of September 30, 2021), which were capitalized by the General Extraordinary Shareholders’ Meeting of Micro Sistemas held on January 19, 2021.

On September 22, 2021, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $260.

As of the date of these unaudited consolidated financial statements, the aforementioned contribution has not been capitalized by Micro Sistemas.

NOTE 28 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2021

Santander Río Bank Loan

On October 14, 2021, the Company subscribed a loan agreement with Banco Santander Río S.A. for a total amount of $1,.500. Total principal will be settled by one payment at maturity date, which will be on October 17, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date maturity at a fixed nominal annual rate of 37.5%.

TELECOM ARGENTINA S.A.

Offer for Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual (“AVC”) held by the Assignors (497,474 common shares, representing 40% of total ACV capital stock). The call and put option could be exercised by Telecom Argentina and the Assignors, respectively, since October 1, 2019 until September 30, 2024. The call and put options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein.

On October 27, 2021, Telecom Argentina exercised the call option on 497,479 common shares of $1 nominal value each and entitled to one (1) vote per share representing 40% of total ACV capital stock and votes, as the Assignors exercised the put option on such shares, cancelling the remaining balance for a total amount to $ 56.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2021

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of September 30, 2021 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the nine-month period ended September 30, 2020, restated to current currency as of September 30, 2021.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the unaudited consolidated financial statements) of the last two years and as of June 30, 2021 and 2020 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2019	As of September 30, 2020	As of December 31, 2020	As of September 30, 2021

National Consumer Price Index (December 2016=100)	283.44	346.62	385.88	528.50

Variation in Prices
Annual / Interannual	53.8%	36.6	36.1%	52.5%
Accumulated 3 months since June 2020 / 2021	n/a	7.7%	n/a	9.3%
Accumulated 9 months	n/a	22.3	n/a	37.0

Banco Nación US$/$ exchange rate	59.89	76.18	84.15	98.74

Variation in the exchange rate
Annual / Interannual	58.9%	32.3%	40.5%	29.6%
Accumulated 3 months since June 2020 / 2021	n/a	8.1%	n/a	3.2%
Accumulated 9 months	n/a	27.2%	n/a	17.3%

2.	Telecom’s activities for the nine-month periods ended September, 2021 (“9M21”) and 2020 (“9M20”)

			Variation
	9M21	9M20	$	%
Revenues	292,983	317,476	(24,493)	(7.7)
Employee benefit expenses and severance payments	(60,347)	(58,958)	(1,389)	2.4
Interconnection and transmission costs	(10,678)	(11,702)	1,024	(8.8)
Fees for services, maintenance, materials and supplies	(33,448)	(33,312)	(136)	0.4
Taxes and fees with the Regulatory Authority	(22,602)	(24,046)	1,444	(6.0)
Commissions and advertising	(16,530)	(17,536)	1,006	(5.7)
Cost of equipment and handsets	(14,752)	(11,033)	(3,719)	33.7
Programming and content costs	(20,031)	(20,805)	774	(3.7)
Bad debt expenses	(5,362)	(12,019)	6,657	(55.4)
Other operating expenses	(13,835)	(14,543)	708	(4.9)
Depreciation, amortization and impairment of fixed assets	(94,213)	(83,954)	(10,259)	12.2
Operating income	1,185	29,568	(28,383)	(96.0)
Earnings from associates	210	567	(357)	(63.0)
Financial results, net	30,590	(20,178)	50,768	n/a
Income before income tax expense	31,985	9,957	22,028	221.2
Income tax expense	(30,960)	(11,861)	(19,099)	161.0
Net income (loss)	1,025	(1,904)	2,929	n/a

Attributable to:
Controlling Company	358	(2,508)	2,866	n/a
Non-controlling interest	667	604	63	10.4
	1,025	(1,904)	2,929	n/a
Basic and diluted earnings (losses) per share attributable to the Controlling Company (in Argentine pesos)	0.17	(1.16)

In relation to the economic performance, operating income amounted to $1,185, representing 0.4% of consolidated revenues. Additionally, financial results amounted to a gain of $30,590 and income tax expenses amounted to $30,960, mainly due to the statutory income tax rate change in accordance to Law No. 27,630. As a result, Net income amounted to $1,025.

I

•	Revenues

			Variation
	9M21	9M20	$	%
Mobile Services	110,898	121,529	(10,631)	(8.7)
Internet Services	62,077	67,168	(5,091)	(7.6)
Cable Television Services	57,433	62,140	(4,707)	(7.6)
Fixed and Data Services	41,082	48,722	(7,640)	(15.7)
Other services revenues	683	877	(194)	(22.1)
Subtotal Services revenues	272,173	300,436	(28,263)	(9.4)
Equipment revenues	20,810	17,040	3,770	22.1
Total Revenues	292,983	317,476	(24,493)	(7.7)

During 9M21 consolidated revenues showed a decrease of 7.7% (-$24,493 vs. 9M20) amounting to $292,983. This decrease in revenues is noted in services revenues, partially offset by higher Equipment revenues.

Albeit the greater demand for services, accompanied by a stable churn, consolidated revenues decreased because the rate of inflation for the last twelve months amounted to 52.52% and the Company did not transfer a portion of this effect to its prices as a result of the different measures provided by the National Government.

Services revenues amounted to $272,173 in 9M21 (-9.4% vs. 9M20) and represent 92.9% of consolidated revenues. Mobile Services revenues amounted to $110.898 in 9M21 (-$10,631 vs. 9M20). Internet Services revenues amounted to $62,077 in 9M21 (-$5,091 vs. 9M20). Cable Television Services revenues amounted to $57,433 in 9M21 (-$4,707 vs. 9M20) and Fixed and Data Services revenues amounted to $41,082 in 9M21 (-$7,640 vs, 9M20), Equipment revenues increased 22.1%, amounting to $20,810 in 9M21 and represent 7.1% of consolidated revenues.

Consolidated Revenues include $34,845 and $127,581 in 9M21 and 9M20, respectively, related to the effect generated by the restatement in current currency as of September 30, 2021.

Mobile Services

Mobile Services revenues amounted to $110,898 (-$10,631 or -8.7% vs. 9M20), being the main business in term of service revenues (40.7% and 40.5% of services revenues in 9M21 and 9M20, respectively).

The effect generated by the restatement in current currency as of September 30, 2021 included in mobile services revenues amounted to $13,124 and $48,755 in 9M21 and 9M20, respectively.

Mobile Services revenues in Argentina amounted to $98,547(- $7,226 or -6.8% vs. 9M20) due to decrease in ARPU, partially offset by a slight increase of the customer base.

Personal's mobile customers amounted to 19.5 million and 18.7 million as of September 30, 2021 and 2020, respectively. The main ratios related to the services provided to these customers were:

•	As of September 30, 2021, 58% of total customers are prepaid customers, and 42% are postpaid customers, while, as of September 30, 2020, 59% of total customers were prepaid customers and 41% were postpaid customers.
•	Mobile Internet services revenues are equivalent to 73% of Personal’s customer’s total services revenues.
•	The monthly average revenue per user (“ARPU”) is $568.0 Argentine pesos per month in 9M21 (vs. $611.7 Argentine pesos per month in 9M20), representing a decrease of 7.1%, The effect generated by the restatement in current currency as of September 30, 2021 included in ARPU amounted to $65.8 Argentine pesos and $246.3 Argentine pesos in 9M21 and 9M20, respectively.
•	The average churn rate per month positioned into 1.1% in 9M21 (vs. 2.2% average in 9M20).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 13.9 million customers with 4G devices throughout the country. The traffic carried by 4G technologies in 9M21 corresponds to the 92% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use. In this scenario, the WiFi Pass service was launched, which allows customers who are also subscribed to Internet service to activate free of charge gigabytes for exclusive use to share Internet from their handsets with any other device, without consuming data from their original plan.

II

Mobile services revenues generated in Paraguay amounted to $12,351 (-$3,405 or -21.6% vs. 9M20) due to decrease of the customer base and a slight decrease in ARPU, partially offset by the appreciation of the Guaraní against the Argentine Peso.

The main ratios related to the mobile services in Paraguay were:

•	Núcleo's mobile customers decrease 1.5%, amounting to in 2.2 million as of September 30, 2021, with 82% of total customers consist of prepaid customers and 18% consist of postpaid customers, while as of September 30, 2020 84% of total customers consist of prepaid customers and 16% consist of postpaid customers.
•	The monthly ARPU amounted to $588.8 Argentine pesos per month in 9M21 (vs. $621.7 pesos in 9M20), representing a 5.3% decrease.
•	The average churn rate per month amounted to 3.4% in 9M21 (vs. 3.5% in 9M20).

Internet Services

Internet services revenues amounted to $62,077 in 9M21 (-$5,091 or -7.6% vs. 9M20) driven mainly by the 13.6% decrease in broadband ARPU, which amounted to $1,580.5 Argentine pesos in 9M21 (vs. $1,829.2 Argentine pesos in 9M20). The effect generated by the restatement in current currency as of September 30, 2021 included in ARPU amounts to $187.4 Argentine pesos and $736.5 Argentine pesos in 9M21 and 9M20, respectively.

It should be noted that customers with service of 20Mb or higher represent 78% and 70% of the total customer base as of September 30, 2021 and 2020, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of September 30, 2021 amounted to 932,592, 155,995 and 7,786, respectively.

Internet services subscriber base increased 1.5% in 9M21 amounting to 4.2 million customers. Churn rate per month positioned into 1.5% and 1.2% as of September 30, 2021 and 2020, respectively.

The effect generated by the restatement in current currency as of September 30, 2021 included in Internet Services revenues amounts to $7,336 and $27,056 in 9M21 and 9M20, respectively.

Cable Television Services

Cable Television Services revenues amounted to $57,433 in 9M21 (-$4,707 or -7.6% vs. 9M20). The variation is mainly due to a 10.7% decrease in ARPU, amounting to $1,749.2 Argentine pesos in 9M21 (vs. $1,959.7 Argentine pesos in 9M20). The effect generated by the restatement in current currency as of September 30, 2021 included in ARPU amounts to $211.5 Argentine pesos and $789.1 Argentine pesos in 9M21 and 9M20, respectively.

Subscriber base in Argentina remains stable amounting to 3.3 million customers as of September 30, 2021, of which 1.1 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.1% and 0.9 % as of September 30, 2021 and 2020, respectively.

In November 2020, we incorporated Disney+ and in August 2021, we incorporated Paramount+ into the Flow ecosystem, to transform it into a comprehensive platform so that customers continue to choose it both for its content offering and for its differential functionalities. Flow today, in addition to TV, series, films and documentaries on demand and exclusive co-productions, includes music and gaming. Related to the last mentioned, the consolidation of Esports as an entertainment phenomenon and local consumption continued and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of September 30, 2021 included in Cable television services revenues amounts to $6,921 and $25,067 in 9M21 and 9M20, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $41,082 in 9M21 (-$7,640 or -15.7% vs. 9M20).

The effect generated by the restatement in current currency as of September 30, 2021 included in Fixed and Data Services revenues amounts to $4,969 and $19,569 in 9M21 and 9M20, respectively.

III

The average monthly revenue billed per user (“ARBU”) of fixed telephony services amounted to $708.2 Argentine pesos in 9M21 (vs. $827.5 Argentine pesos in 9M20). The effect generated by the restatement in current currency as of September 30, 2021 included in ARBU amounts to $88.3 Argentine pesos and $333.3 Argentine pesos in 9M21 and 9M20, respectively.

Equipment

Equipment revenues amounted to $20,810 in 9M21 (+$3,770 or +22.1% vs. 9M20). This variation is mainly due to an increase in handsets sold as compared to 9M20 (+43%), complemented by an increase of approximately 37% in handset average sale prices as compared to 9M20.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in current currency as of September 30, 2021 included in Equipment revenues amounts to $2,442 and $6,785 in 9M21 and 9M20, respectively.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $197,585 in 9M21, which represents a decrease of $6,369 or -3.1% vs. 9M20. These lower costs are related with the decrease in bad debt expenses, taxes and fees with the Regulatory Authority, Interconnection and transmission costs, and Commissions and advertising, partially offset by an increase employee benefit expenses and severance payments and costs of equipment and handsets.

The effect generated by the restatement in current currency as of September 30, 2021 included in operating costs amounts to $25,960 and $82,722 in 9M21 and 9M20, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $60,347 in 9M21 (-$1,389 or +2.4% vs. 9M20). The increase is mainly due to increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges and to higher charges for dismissals, partially offset by the effect of the decrease in headcount (22,846 employees in 9M21).

The effect generated by the restatement in current currency as of September 30, 2021 included in employee benefit expenses and severance payments amounts to $7,020 and $23,712, as of 9M21 and 9M20, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $10,678 in 9M21 (-$1,024 or -8.8% vs. 9M20). The decrease is mainly due to fewer links and sites, partially offset by increases in the exchange rate in relation to services in U$S.

The effect generated by the restatement in current currency as of September 30, 2021 included in interconnection and transmission costs amounts to $1,300 and $4,665 in 9M21 and 9M20, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $33,448 in 9M21 (+$136 or +0.4% vs. 9M20). Fees for services decreased $455 while fees for maintenance, materials and supplies increased $591 vs. 9M20.

The effect generated by the restatement in current currency as of September 30, 2021 included in fees for services, maintenance, materials and supplies amounts to $4,823 and $13,846 in 9M21 and 9M20, respectively.

IV

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $22,602 in 9M21 (-$1,444 or -6.0% vs. 9M20). This decrease is mainly due to the effect of lower revenues in 9M21 vs. 9M20. Taxes and fees with the Regulatory Authority represent 7.7% and 7.6% of consolidated revenues in 9M21 and 9M20, respectively.

The effect generated by the restatement in current currency as of September 30, 2021 included in taxes and fees with the Regulatory Authority amounts to $2,702 and $9,661 in 9M21 and 9M20, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $16,530 in 9M21 (-$1,006 or -5.7% vs. 9M20). The decrease is mainly due to lower charges for agent commissions and lower advertising services costs.

The effect generated by the restatement in current currency as of September 30, 2021 included in commissions and advertising amounts to $1,922 and $7,037 in 9M21 and 9M20, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $14,752 in 9M21 (+$3,719 or +33.7% vs. 9M20). Thereby, $14,046 of such amount correspond to cost of handsets sold in Argentina, which increased 39.4% vs. 9M20, mainly due to higher handsets sold and the increase in the purchase prices of handsets.

The effect generated by the restatement in current currency as of September 30, 2021 included in cost of equipment and handsets amounts to $3,031 and $4,852 in 9M21 and 9M20, respectively.

Programming and content costs

Programming and content costs amounted to $20,031 in 9M21 (-$774 or -3.7% vs. 9M20), mainly due to commercial efficiencies, partially offset by price increases of approximately 40% in almost all signals.

The effect generated by the restatement in current currency as of September 30, 2021 included in programming and content costs amounts to $2,474 and $8,415 in 9M21 and 9M20, respectively.

Bad debt expenses

Bad debt expenses amounted to $5,362 in 9M21 (-$6,657 or -55.4% vs. 9M20). Bad debt expenses represent 1.8% and 3.8% of total consolidated revenues in 9M21 and in 9M20, respectively. The decrease is mainly due to the different actions undertaken by the Company in retail defaulted-payment management since the end of 2020, which results have an impact in 9M21. Through several campaigns and promotions, bad debt receivables are recovered from clients who, in many cases, had suffered a degradation of their services or were in a situation of disconnection, as a result of the pandemic and the general economic situation of the country. Regarding corporate segment customers, collection procedures were carried, and resulted in the recovery of important receivables.

The effect generated by the restatement in current currency as of September 30, 2021 included in bad debt expenses amounts to $589 and $4,844 in 9M21 and 9M20, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $13,835 in 9M21 (-$708 or -4.9% vs, 9M20). The decrease is mainly due to lower energy costs, rentals and internet capacity charges, partially offset by higher provisions.

The effect generated by the restatement in current currency as of September 30, 2021 included in other operating expenses amounts to $2,099 and $5,701 in 9M21 and 9M20, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $94,213 in 9M21 (+$10,259 or +12.2% vs. 9M20). The increase is due to the impact of the amortization of the CAPEX subsequent to September 30, 2020 as a consequence of the adjusted investment plan that the Company is developing.

V

The effect generated by the restatement in current currency as of September 30, 2021 included in depreciation, amortization and impairment of fixed assets amounts to $56,776 and $57,948 in 9M21 and 9M20, respectively.

•	Operating income

Operating income amounted to $1,185 in 9M21 (-$28,338 or -96,0% vs. 9M20), representing 0.4% of consolidated revenues in 9M21 vs. 9.3 % in 9M20.

•	Financial results, net

			Varition
	9M21	9M20	$	%
Interests on financial debts	(10,891)	(15,953)	5,062	(31.7)
Foreign currency exchange gains (losses) on financial debts	32,110	(10,857)	42,967	n/a
Financial debt renegotiation results	-	(4,704)	4,704	(100.0)
Total debt financial results	21,219	(31,514)	52,733	(167.3)
Others foreign currency exchange	5,240	4,318	922	21.4
(Loss) gains on operations with notes and bonds	(492)	4,795	(5,287)	n/a
Other interests, net and other investments results	(1,187)	(997)	(190)	19.1
RECPAM	11,458	6,454	5,004	77.5
Other	(5,648)	(3,234)	(2,414)	74.6
Total other financial results, net	9,371	11,336	(1,965)	(17.3)
Total financial results, net	30,590	(20,178)	50,768	n/a

Financial gain, net amounted to $30,590 in 9M21 (vs. a loss of $20,178 in 9M20). Financial Results, net in 9M21 mainly include foreign exchange gains measured in real terms of $37,350 as a result of a 17.3% devaluation of the Argentine peso against the US dollar vs, a 37.0% inflation (vs. a loss of $6,539 in 9M20, 27.2% devaluation of the Argentine peso against the US dollar vs. a 22.3% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $11,418 (vs. $6,454 in 9M20). These effects are partially offset by losses of (i) interest on financial debts, measured in real terms, of $10,891 (vs. a loss of $15,953 in 9M20), (ii) operations with notes and bonds of $492 (iii) other interest, net and other investment results of $1,187 and other financial results of $5,648.

•	Income tax expense

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax vs, financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $30,960 in 9M21 vs. $11,861 in 9M20. It mainly includes the change in the statutory income tax rate in accordance with the provisions of Law No. 27,630, which replaced the 25% rate with a scale of increasing rates based on the taxable income of each taxpayer that reaches 35% since fiscal year 2021. Therefore, it includes the following effects: (i) regarding current tax expenses, Telecom generated a $12,710 tax expense in 9M21 (vs. $224 in 9M20), and (ii) regarding the deferred tax in 9M21. Telecom recorded a deferred tax loss of $18,250 in 9M21 (vs. 11,637 in 9M20).

•	Net income (loss)

Telecom Argentina recorded a net income of $1,025 in 9M21 (vs. a net loss of $1,904 in 9M20) and represents +0,3% of consolidated revenues (vs. -0.6% in 9M20). Net income recorded in 9M21 is mainly due to operating income amounting to $1,185 and financial gains, net amounting to $30,590, partially offset by income tax expenses of $30,960.

Net income attributable to controlling shareholders amounted to $358 in 9M21 vs. a net loss amounting to $2,508 in 9M20.

•	Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $223,416 and $239,683 as of September 30, 2021 and as of December 31, 2020, respectively.

VI

•	Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 9M21 and 9M20 is as follows:

	In millions of $		Variation
	9M21	9M20	$	%
PP&E	51,931	51,140	791	1.5
Intangibles assets	1,969	2,194	(225)	(10.3)
Total CAPEX	53,900	53,334	566	1.1
Rights of use assets	12,619	8,720	3,899	44.7
Total	66,519	62,054	4,465	7.2

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

During 9M21 Telecom continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

3.	Telecom Group’s activities for the three-month periods ended September 30, 2021 (“3Q21”) and 2020 (“3Q20”)

			Variation
	3Q21	3Q20	$	%
Revenues	96,254	102,190	(5,936)	(5.8)
Operating costs without depreciation, amortization and impairment of fixed assets	(67,797)	(67,212)	(585)	0.9
Depreciation, amortization and impairment of fixed assets	(33,070)	(29,195)	(3,875)	13.3
Operating (loss) income	(4,613)	5,783	(10,396)	n/a
Earnings from associates	84	213	(129)	(60.6)
Financial results, net	10,275	(4,659)	14,934	n/a
Income before income tax expense	5,746	1,337	4,409	329.8
Income tax expense	(2,894)	(6,459)	3,565	(55.2)
Net income (loss)	2,852	(5,122)	7,974	n/a

Attributable to:
Controlling Company	2,549	(5,370)	7,919	(147.5)
Non-controlling interest	303	248	55	22.2
	2,852	(5,122)	7,974	n/a

Basic and diluted earnings (losses) per share attributable to the Controlling Company (in Argentine pesos)	1.18	(2.49)

Revenues in 3Q21 amounted to $96,254, operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $67,797, depreciation, amortization and impairment of fixed assets amounted to $33,070 (equivalent to 34.4% of consolidated revenues) and operating loss amounted to $4,613 (equivalent to -4.8% of consolidated revenue in 3Q21 vs. 5.7% in 3Q20).

Services revenues amounted to $89,578 in 3Q21 -equivalent to 93.1% of consolidated revenues-, and equipment revenues amounted to $6,676 in 3Q21 –equivalent to 6.9% of consolidated revenues–.

Mobile services revenues amounted to $36,987 in 3Q21 –equivalent to 41.3% of consolidated services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $21,058 in 3Q21 –equivalent to 23.5% of consolidated services revenues–.

Cable television services revenues amounted to $18,457 in 3Q21 –equivalent to 20.6% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $12,795 in 3Q21 –equivalent to 14.3% of consolidated service revenues–.

VII

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $67,797 in 3Q21, being the main components, employee benefit expenses and severance payments (amounted to $21,876); fees for services, maintenance, materials and supplies (amounted to $11,014); taxes and fees with the Regulatory Authority (amounted to $7,371); programming and content costs (amounted to $6,318); and commissions and advertising (amounted to $5,547).

Financial results, net amounted to a gain of $10,275 in 3Q21, mainly due to net foreign exchange gains, measured in real terms, amounting to $12,264, the net gain on restatement in current currency amounting to $2,291, and gains on operations with notes and bonds of $534, partially offset by losses on: interests on financial debts amounting to $3,618, other interests, net and other investments results amounting to $758and other financial results amounting to $1,838.

Income tax expense amounted to $2,894 in 3Q21, Therefore, Telecom Argentina obtained a net income amounting to $2,852 in 3Q21, (which represents +3.0% of consolidated revenues). Net income attributable to the controlling shareholders amounted to $2,549 in 3Q21.

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2021	2020	2019	2018
Current assets	54,831	98,242	134,231	122,674
Non-current assets	923,687	958,158	980,446	952,027
Total assets	978,518	1,056,400	1,114,677	1,074,701
Current liabilities	150,967	143,087	158,047	273,308
Non-current liabilities	334,972	339,462	360,560	180,498
Total liabilities	485,939	482,549	518,607	453,806
Equity attributable to the Controlling Company	484,846	565,265	587,022	610,986
Equity attributable non-controlling interest	7,733	8,586	9,048	9,909
Total Equity	492,579	573,851	596,070	620,895
Total liabilities and equity	978,518	1,056,400	1,114,677	1,074,701

5.	Summary of comparative consolidated income statements

	9M21	9M20	9M19	9M18
Revenues	292,983	317,476	332,665	370,574
Operating costs	(291,798)	(287,908)	(302,671)	(311,549)
Operating income	1,185	29,568	29,994	59,025
Earnings from associates	210	567	(425)	436
Financial results, net	30,590	(20,178)	(29,912)	(107,320)
Income (loss) before income tax expense	31,985	9,957	(343)	(47,859)
Income tax expense	(30,960)	(11,861)	(26,106)	23,520
Net income (loss)	1,025	(1,904)	(26,449)	(24,339)
Other comprehensive (loss) income, net of tax	(3,977)	(1,509)	(1,586)	8,884
Total comprehensive (loss)	(2,952)	(3,413)	(28,035)	(15,455)
Attributable to Controlling Company	(2,679)	(3,601)	(28,479)	(17,911)
Attributable to non-controlling interest	(273)	188	444	2,456

6.	Summary of comparative consolidated statements of cash flow

	9M21	9M20	9M19	9M18
Net cash flows provided by operating activities	90,476	109,450	116,207	81,292
Net cash flows used in investing activities	(84,615)	(71,956)	(57,967)	(52,086)
Net cash flows used in financing activities	(11,930)	(55,289)	(1,999)	(26,124)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(2,234)	2,255	2,220	8,810
Total cash and cash equivalents (used) provided during the period	(8,303)	(15,540)	58,461	11,892

7.	Statistical data (in physical units in index-term)

	09.30.21	09.30.20	09.30.19	09.30.18
Cable TV Subscribers (i)	102.0%	102.2%	100.6%	102.0%
Internet Access (ii)	104.6%	103.0%	102.0%	101.7%
Fixed telephony services lines (ii)	83.3%	84.4%	87.7%	95.6%
Personal Mobile telephony services lines (ii)	102.9%	98.3%	100.0%	97.4%
Núcleo’s customers (ii)	97.2%	96.0%	95.9%	96.8%

(i)	Base December 2013= 100
(ii)	Base December 2017= 100

VIII

8.	Consolidated ratios

	09.30.21	09.30.20	09.30.19	09.30.18
Liquidity (1)	0.36	0.69	0.85	0.45
Solvency (2)	1.01	1.19	1.15	1.37
Locked-up capital (3)	0.94	0.91	0.88	0.89

1)	Current assets/Current liabilities,
2)	Total equity/Total liabilities,
3)	Non-current assets/Total assets,

9.	Outlook

The COVID 19 emergency complex scenario continues presenting challenges all around the world. Although the pandemic effects dimmed in the first nine months of 2021 as a result of advances in health policy and the extension of large-scale vaccination plans, the pandemic continuity - due to the threat of new variants of the virus and its potential growths – continues presenting a complex panorama for the last months of 2021.

In our country, the impact of the epidemiological situation on the world’s macro-economy was particularly aggravated by the recessive effects generated by the economic paralysis as a result of the social isolation. In order to promote sustained growth in production and private employment, a high level of commitment from all sectors of society and greater public-private coordination will continue to be necessary.

Telecom's economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain growth levels in line with the investments undertaken, not only to grow but also to maintain the quality of service that we provide to our more than 29 million customers.

In addition, there is greater uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT services are considered as public services provided on a competitive basis.

In the last months, different courts have considered the rule, which proposed an untimely, arbitrary and unnecessary change in the sector regulation, ordering the suspension of Decree No. 690/20 and the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs.

In our case, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal and granted the precautionary measure requested. By the end of October 2021, we were notified of the resolution of the Federal Court on Administrative Litigation Matters No. 8, through which it resolved to extend for another six-month period the precautionary measure opportunely granted.

In this way, Court ratify that the entire ICT industry must have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the only and best way for users to continue accessing to more and better services.

In Telecom we maintain our vision of continuing to consolidate ourselves as an ecosystem of digital services, which are leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers, which we have given an extraordinary boost during the pandemic.

In the last year and a half, the digitization made possible social and commercial relationships, education, relationships with institutions and the economy. Also, the limits between the digital and the face-to-face were softened. And the society changed.

We were and continue to be part of that change, accompanying and enhancing Argentines’ lives and promoting the country's digital economy. Our evolution does not stop. Therefore, we have renewed our institutional visual identity and our commercial brands, which expresses the technological evolution that we are carrying out to facilitate the digital development of our customers, of society and, ultimately, of the country.

From now on, our customers have full connectivity with Personal, regardless their inside/outside home location, with the best service experience, thanks to our fixed and mobile networks.

IX

Flow is a truly meeting point for all entertainment, where content from the most important platforms on the market is also integrated.

And, under the Telecom brand, we continue to bring digital solutions to the corporate and government segment, to continue contributing to their development and growth.

We are building an attractive brand for new digital talents, fundamental in the development of services related to the digital economy, and a new work experience for our employees, with a hybrid scheme, of face-to-face and virtually, focusing on well-being and a greater personal, family and work balance.

Finally, from a financial point of view, during this first nine months of 2021, thanks to the confidence of the national and international markets in the company's credit strength and in our business strategy, we issued new Series 8 Notes for a nominal value of $8,709 and Series 9 for a nominal value of $8,699 maturing in 2025 and 2024, respectively. Also, during this period, we canceled the remaining balance of the Series “A” Notes for US$106 million and Series “3” and “4” Notes, maturing in January and July of 2021. Additionally, our subsidiary in Paraguay, Núcleo, also entered the financial market by issuing two series of notes maturing in 2028 and 2031 for a total of approximately $3,406. These issuances have allowed us to considerably improve our capital structure.

We expect to continue our transformation process, consolidating our operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting the growth of digital economy in our country and generating value for our customers.

Carlos Moltini
Chairman of the Board of Directors

X

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q20	235.00	166.15	5.7
4Q20	269.95	189.00	5.7
1Q21	206.65	157.00	4.5
2Q21	215.95	139.55	9.9
3Q21	196.45	173.75	9.0

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
3Q20	10.26	6.47	12.4
4Q20	9.12	6.41	16.6
1Q22	6.76	5.35	18.7
2Q21	6.52	4.40	36.4
3Q21	5.80	4.91	13.6

* Calculated at 1 ADS = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 12, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations